Exhibit 99.1

News Announcement

                                                              [Bright Station
                                                              logo appears here]



              Danish Foreign Ministry selects Smartlogik solutions


London, 7 March 2001: Bright Station plc (LSE: BSN, NASDAQ: BSTN) (WWW.BRIGHTSTATION.COM), the technology company and leading provider of Internet and eCommerce solutions, announces that its knowledge management subsidiary, Smartlogik (WWW.SMARTLOGIK.COM), has been awarded the contract to provide search and categorisation solutions to the Royal Ministry of Foreign Affairs in Denmark. This major win, which coincides with the recent opening of Smartlogik's office in Copenhagen, is the latest addition to Smartlogik's growing European customer base.

The Royal Danish Ministry of Foreign Affairs identified Smartlogik's muscattechnology(TM) as an essential tool in the provision of a new English language online news service for all staff. Ministry personnel must be kept fully aware of international news stories to enable them to plan foreign policy and to respond effectively and efficiently to events around the globe.

Smartlogik has recently established a new Nordic office in Copenhagen, Denmark, which will focus on the financial, pharmaceutical, media, telecommunications sectors as well as government organisations.

Stephen Hill, Chief Executive Officer of Smartlogik, commented:

"Foreign ministries cannot afford to get it wrong. They have to know they can get access to the right information at the right time. By choosing Smartlogik solutions, they have acquired a solution that finds information, both internally and externally, and that presents it in such a way that it makes it easier for the user to make quicker, better decisions.

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Up until now, Ministry staff have been provided with English language news feeds through a variety of different channels. Unfortunately, this meant that it was virtually impossible for all relevant information to be available at any one time. Smartlogik solutions will allow Ministry staff to access information through one common interface. This interface will be supported by the newly enhanced muscatstructure(TM) product launched earlier this month, as well as an `alert' system that provides users with applicable news as and when it happens.

Explaining the way the Ministry would use Smartlogik's solutions, Anja Moller Rasmussen, Head of Library Services at the Royal Ministry of Foreign Affairs said:

"Smartlogik is enabling us to build one single news service from different external and internal sources. This will make it much easier for our staff to access the exact information they need more quickly than ever. Smartlogik's integrated alerting solution will also ensure that staff have all the latest news relevant to them exactly when they need it. I am confident that Smartlogik's search and categorisation technology is going to have a dramatic effect on the performance of everyone here at the Royal Ministry of Foreign Affairs."

                                    - ENDS -

For further information please contact:

Carol Skates, Corporate Communications Manager                     020 7930 6900
Bright Station plc
CAROLSKATES@BRIGHTSTATION.COM

John Olsen /Nick Lockwood                                          020 7357 9477
Hogarth Partnership Ltd
JOLSEN@HOGARTHPR.CO.UK

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Notes to editors:

Bright Station plc is a leading creator of innovative Internet technologies and technology-driven businesses. It is comprised of the following:

         Smartlogik - Creates decision makers and corporate efficiencies through its superior knowledge management solutions. Smartlogik solutions combine state-of-the-art proprietary technologies that enable user-friendly searching, indexing and categorization of unstructured information with business-friendly implementation services to ensure that every corporation realizes maximum benefit from its Smartlogik knowledge management solution.

         Sparza - An eCommerce ASP providing online retailers with state-of-the-art Internet shopping solutions at a fraction of the cost. By outsourcing their entire web store operations to Sparza, retailers can remove eCommerce from the balance sheet and concentrate on the value-adding parts of the business such as customer service, product development and marketing.

         WebTop - The next generation Internet search services company with one of the largest web indexes in the world. Over 500 million web pages have been catalogued and organized into information zones to deliver context specific and accurate information retrieval on the web.

         OfficeShopper - The Internet procurement and business supplies vendor.

         Bright Station Ventures - responsible for nurturing, and investing in, promising technology and Internet start-up businesses leveraging Bright Station's world-class technology assets and expertise.